RESONANT INC.
110 Castilian Drive, Suite 100
Goleta, California 93117

May 27, 2014

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Tim Buchmiller
Division of Corporation Finance

Re:	Resonant Inc.
Registration Statement on Form S-1 (File No. 333-193552)
Acceleration Request
	Requested Date:	May 28, 2014
	Requested Time:	4:00 p.m. Eastern Daylight Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Resonant Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-193552) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).  Once the Registration Statement is declared effective, please orally confirm such effectiveness with our counsel, Stubbs Alderton & Markiles, LLP, by calling Jason Lee at (818) 444-4506.

In connection with the acceleration request, the Company hereby acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not and will not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not and will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RESONANT INC.

By:	/s/ Terry Lingren
Terry Lingren
Chief Executive Officer and
Interim Chief Financial Officer